Exhibit 99.1

China Digital TV Announces Unaudited Fourth Quarter and Full Year 2008 Results

BEIJING, China, March 10, 2009 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

Highlights for Fourth Quarter 2008

•	Net revenues in the fourth quarter were US$16.8 million, a 13.8% decrease from the corresponding period in 2007 and in line with the third quarter of 2008.

•
Gross profit in the fourth quarter was US$13.4 million, a decrease of 14.0% from the corresponding period of 2007 and a decrease of 2.9% from the third quarter of 2008. Gross margin was 79.6% in the fourth quarter of 2008, compared to 79.8% in the corresponding period of 2007 and 81.8% in the third quarter of 2008.

•
Operating margin, defined as income from operations divided by net revenues, for the fourth quarter of 2008 was 45.4%, compared to 54.0% in the corresponding period of 2007, and 49.1% in the third quarter of 2008.

•	Diluted earnings per ADS (one ADS representing one ordinary share) in the fourth quarter were US$0.21, compared to US$0.22 in the corresponding period of 2007 and US$0.14 in the third quarter of 2008.

•
China Digital TV shipped approximately 2.66 million smart cards during the fourth quarter, an increase of 2.1% from the corresponding period in 2007 and an increase of 20.1% from the third quarter of 2008.

•	According to market data collected by the Company, China Digital TV entered into 16 out of a total of 34 new contracts to install CA systems in China during the fourth quarter of 2008.

Highlights for Full Year 2008

•	Net revenues in 2008 were US$70.3 million, a 26.8% increase from 2007.

•	Gross Profit in 2008 was US$56.6 million, a 25.2% increase from 2007.

•	Diluted earnings per ADS in 2008 were US$0.72, compared to US$0.68 in 2007.

•
China Digital TV shipped 9.86 million smart cards in 2008, an increase of 34.8% from 2007. Between the beginning of 2004 and the end of 2008, China Digital TV shipped a total of over 22.8 million smart cards.

•	According to market data collected by the Company, China Digital TV entered into 36 out of a total of 66 new contracts to install CA systems in 2008.

“Despite a tough quarter in which the slowing Chinese economy impacted the entire cable TV industry, we achieved growth in smart card shipment and maintained our market-leading position in China’s CA industry,” said Mr. Jianhua Zhu, China Digital TV’s chief executive officer.

“We believe that China remains on track to complete the mass migration to TV digitalization by 2015 and with our leading position in the CA industry, China Digital TV is well positioned to benefit from this,” continued Mr. Zhu. “In the near term, as customer needs continue to evolve, we will remain focused on developing our CA system solutions and service capabilities. We also expect opportunities to arise from consolidation in the CA industry as cable TV network operators choose to work with reliable domestic CA systems suppliers who understand local operator needs. Looking ahead, we believe that the next generation of digital value-added services has the potential to become an important contributor to our growth and we will continue to invest in related technologies and explore viable business models in this area.”

China Digital TV’s chief financial officer, Mr. Mason Xu, commented, “In 2008, both our net revenues and gross profit increased more than 25% compared to 2007, despite a challenging business environment in the second half of the year. While 2009 will likely be a difficult year, we expect that overall card shipment will continue to grow. Supported by our strong balance sheet, we will continue to invest in value-added services to ensure we capture long-term gains from the promising digitalization industry. At the same time, we will manage our cost structure in a prudent fashion, including tightened control over headcount growth and less essential expenses.”

Fourth Quarter 2008 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on U.S. GAAP.)

In the fourth quarter of 2008, China Digital TV reported net revenues of US$16.8 million, a decrease of 13.8% from US$19.5 million in the fourth quarter of 2007 and in line with US$16.9 million in the third quarter of 2008. The year-over-year decrease in net revenues was primarily attributable to decreases in the average selling price (“ASP”) of smart cards in 2008 as the Company adopted a more aggressive pricing strategy to strengthen its market-leading position. The flat quarter-over-quarter revenues largely reflected ASP decline offset by shipment growth.

Revenues from smart cards and related products were US$15.4 million in the fourth quarter of 2008, a decrease of 13.6% from the corresponding period of 2007 and an increase of 2.1% from the third quarter of 2008. Sales of smart cards and related products accounted for 91.4% of total revenues for the quarter, up from 88.9% in the third quarter of 2008.

In the fourth quarter of 2008, out of the Company’s approximately 200 existing operator customers, 162 bought smart cards from the Company, compared with 152 in the third quarter of 2008. Revenues from the top five customers accounted for 30.4% of total revenues in the fourth quarter of 2008, compared to 23.8% in the third quarter of 2008.

Revenues from services were US$1.4 million in the fourth quarter of 2008, a decrease of 20.2% from the corresponding period in 2007 and a decrease of 22.8% from the third quarter of 2008. Service revenues accounted for 8.6% of total revenues for the quarter. The year-over-year and quarter-over-quarter decreases were primarily due to declines in licensing and royalty revenues collected from set-top box manufacturers.

Gross profit in the fourth quarter of 2008 was US$13.4 million, a decrease of 14.0% from US$15.6 million in the corresponding period of 2007 and a decrease of 2.9% from US$13.8 million in the third quarter of 2008. Gross margin was 79.6% in the fourth quarter of 2008, compared to 79.8% in the corresponding period in 2007 and 81.8% in the third quarter of 2008. The year-over-year decline in gross profit was mainly due to the decreases in ASP of smart cards. The quarter-over-quarter decline in gross profit was due to the decrease in ASP and the increase in unit costs of smart cards.

In the fourth quarter of 2008, ASP for smart cards decreased by 10.8% compared to the third quarter. The unit cost for smart cards in the fourth quarter increased by 11.7% compared to the third quarter due to an increase in fees associated with monitoring for counterfeiting and other questionable activities in the CA industry.

Operating expenses for the fourth quarter of 2008 were US$5.8 million, an increase of 14.4% from US$5.0 million in the same period of 2007 and 4.3% from US$5.5 million in the third quarter of 2008.

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Research and development expenses in the fourth quarter increased 28.9% to US$1.9 million from US$1.5 million in the corresponding period of 2007 and decreased 1.9% from US$2.0 million in the third quarter of 2008. The year-over-year increase was mainly due to an increase in headcount. The quarter-over-quarter trend was relatively flat as the number of R&D staff remained stable during the period.

•
Sales and marketing expenses for the fourth quarter of 2008 was in line with the corresponding period of 2007 and decreased 18.0% to US$1.7 million from US$2.1 million in the third quarter of 2008. The quarter-over-quarter decrease was primarily due to reduced marketing activities and an adjustment associated with the actual year-end bonus being less than the sum of quarterly provisions.

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General and administrative expenses for the fourth quarter of 2008 increased 14.2% to US$2.2 million from US$1.9 million in the corresponding period of 2007 and increased 42.7% from US$1.5 million in the third quarter of 2008. The annual and sequential increases were mainly due to a US$0.4 million bad debt provision recorded in the fourth quarter of 2008, and to a lesser extent increases in share-based compensation expenses and tax-related consulting fees.

Income from operations in the fourth quarter was US$7.6 million, a 27.6% decrease from the corresponding period of 2007 and a 7.7% decrease from the third quarter of 2008.

Operating margin, defined as income from operations divided by net revenue, in the fourth quarter of 2008 was 45.4%, compared to 54.0% in the corresponding period of 2007 and 49.1% in the third quarter of 2008.

Income tax benefit in the fourth quarter of 2008 was US$ 1.6 million, compare to income tax expenses of $US 0.46 million in the corresponding period of 2007 and $US 2.0 million in the third quarter of 2008. In the fourth quarter, Beijing Super TV Co., Ltd., a subsidiary of the Company, and Beijing Novel-Super Digital TV Technology Co., Ltd. (together with Beijing Super TV Co., Ltd., the “Entities”), a consolidated affiliate of the Company, successfully obtained their respective New and High-Tech Enterprise Certificates under the PRC Enterprise Income Tax Law. The Entities, therefore, are qualified to enjoy a preferential tax rate of 15% with a further 50% reduction, since they are located in a high-tech zone in Beijing, starting from January 1, 2008 to December 31, 2009. The Company pre-calculated income tax expenses of the two Entities based on a 12.5% statutory tax rate in the first and second quarters, and a 25% statutory tax rate in the third quarter. A tax benefit of US$1.6 million was recorded in the fourth quarter to reflect the impact of applying the 7.5% preferential tax rate to the full year of 2008.

Net income in the fourth quarter of 2008 was US$12.2 million, a decrease of 5.2% from US$12.9 million in the corresponding period of 2007 and an increase of 48.2% from US$8.2 million in the third quarter of 2008. The year-over-year decrease was primarily due to the decline in net revenues and increase in operating expenses. The quarter-over-quarter increase was primarily due to the tax benefit resulting from the downward adjustment of the applicable tax rate.

Non-GAAP net income, defined as net income excluding certain non-cash expenses, including share-based compensation expenses and amortization related to business acquisitions, in the fourth quarter of 2008 was US$12.7 million, a decrease of 3.9% from US$13.2 million in the corresponding period of 2007 and an increase of 49.2% from US$8.5 million in the third quarter of 2008.

As of December 31, 2008, China Digital TV had cash and cash equivalents, restricted cash and deposits with maturity over three months totaling US$273.4 million. Operating cash flow in the fourth quarter of 2008 was approximately US$11.1 million.

On September 17, 2008, the Company’s board of directors authorized a share repurchase program. As of December 31, 2008 the Company had bought back 2,307,566 ADSs at a total cost of approximately US$16.1 million (including transaction costs) under the share repurchase program.

On December 19, 2008, the Company declared a special cash dividend of US$1.00 per share on the Company’s ordinary shares. As of the end of February 2009, the dividend has already been paid to shareholders of record as of the close of business on January 8, 2009.

Full Year 2008 Results

Net revenues in 2008 increased 26.8% to US$70.3 million from US$55.5 million in 2007, primarily due to the growth of the Company’s CA business as reflected by a 34.8% increase in smart card shipments in 2008.

According to market data collected by the Company, China Digital TV entered into 36 out of a total of 66 new contracts to install CA systems in 2008.

Revenues from smart cards and related products in 2008 were US$64.4 million, an increase of 29.5% from 2007，reflecting an increase in smart cards shipments, which was partially offset by a decrease in ASP. Sales of smart cards and related products accounted for 91.1% of total revenues for the year.

Revenues from services were US$6.3 million in 2008, an increase of 4.6% from 2007. Revenues from services represented 8.9% of total revenues in 2008.

Gross profit was US$56.6 million in 2008, an increase of 25.2% from US$45.2 million in 2007. Gross margin was 80.5% in 2008, compared to 81.5% in 2007.

Operating expenses in 2008 were US$19.4 million, an increase of 59.9% from US$12.1 million in 2007. The increase in operating expenses was due to a combination of factors including a significant increase in the number of employees, increases in other R&D and marketing expenses and increase in general and administrative expenses associated with the Company being in its first full year of operations as a public company.

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Research and development expenses in 2008 increased 49.1% to US$6.9 million from US$4.6 million in 2007. Compensation costs, accounting for more than 70% of total R&D expenses, increased by 45% due to substantial increases in headcount.

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Sales and marketing expenses in 2008 increased 61.3% to US$6.1 million from US$3.8 million in 2007. The increase was primarily due to substantially higher compensation costs associated with strategic hires in sales and increases in marketing expenditures.

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General and administrative expenses in 2008 increased 71.9% to US$6.4 million from US$3.7 million in 2007. The increase was primarily due to substantially higher compensation costs associated with strategic hires in the finance and legal departments and substantial increases in consulting fees associated with being a public company.

Income from operations in 2008 was US$37.3 million, a 12.6% increase from 2007.

Operating margin in 2008 was 53.0%, compared to 59.7% in 2007.

Net income in 2008 was US$43.1million, an increase of 27.3% from US$33.8 million in 2007. Basic and Diluted earnings per ADS in 2008 were US$0.75 and US$0.72 respectively.

Business Outlook

Based on information available on March 10, 2009, China Digital TV expects smart card shipments for the first quarter of 2009 to be in the range of 2.1 million to 2.3 million. Net revenues for the first quarter of 2009 are expected to be in the range of US$13.5 million to US$14.5 million, representing a year-over-year decrease in the range of 16% to 21%.This outlook reflects weaker ASP compared to the first quarter of 2008 and lack of growth in shipments resulting from the general economic downturn.

For full year 2009, the Company expects overall card shipments to increase approximately 20% compared to full year 2008. While ASP for smart cards may continue to face downward pressure in 2009, the Company does not expect ASP to decline significantly from the level of fourth quarter 2008.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, March 10, 2009 Eastern Standard Time (8:00 a.m. on Wednesday, March 11, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-953-0757
International:	+1-617-399-3487
Hong Kong:	+852-3002-1672
China Toll Free:	+10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on March 10, 2009 and 10:00 p.m. on March 17, 2009 Eastern Standard Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	71120949

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2009 and full year 2009 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of conditional access (“CA”) systems to China’s rapidly growing digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers.  China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd. and Beijing Novel-Super Media Investment Co., Ltd, and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn .

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279-0021
Email: ir@novel-supertv.com

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.9504
Email: che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	December 31,	September 30,	December 31,
	2008	2008	2007
Revenues:
Products	$15,422	$15,099	$17,851
Services	1,449	1,878	1,815
Total revenues	16,871	16,977	19,666
Business taxes	(28)	(115)	(121)
Net revenue	16,843	16,862	19,545

Cost of Revenues:
Products	(3,050)	(2,295)	(3,613)
Services	(390)	(766)	(339)
Total Cost of Revenues	(3,440)	(3,061)	(3,952)
Gross Profit	13,403	13,801	15,593

Operating expenses:
Research and development expenses	(1,915)	(1,953)	(1,486)
Sales and marketing expenses	(1,693)	(2,064)	(1,666)
General and administrative expenses	(2,154)	(1,509)	(1,886)
Total Operating Expense	(5,762)	(5,526)	(5,038)

Income from operation	7,641	8,275	10,555

Interest income	2,604	2,377	2,522
Other income / (expense)	385	(392)	263
Income before income tax	10,630	10,260	13,340
Income tax benefits / (expenses)
Income tax-current	2,054	(2,547)	(612)
Income tax-deferred	(480)	504	148
Net income before minority interest and net (loss) income from equity method investments	12,204	8,217	12,876
Minority interest	5	8	-
Net (loss) income from equity method investments	(11)	6	(6)
Net income	$12,198	$8,231	$12,870

Net income per share:
Basic ordinary shares	$0.22	$0.14	$0.23
Basic preferred shares	-	-	0.30
Diluted ordinary shares	$0.21	$0.14	$0.22

Weighted average shares used in computation:
Basic ordinary shares	56,272,562	57,643,602	54,511,429
Basic preferred shares	-	-	1,135,503
Diluted ordinary shares	57,613,559	60,627,807	58,377,611

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

( in U.S. dollars in thousands, except share data )

	For the twelve months ended
	December 31,	December 31,
	2008	2007
Revenues:
Products	$64,412	$49,741
Services	6,285	6,011
Total revenues	70,697	55,752
Business taxes	(363)	(299)
Net revenue	70,334	55,453

Cost of Revenues:
Products	(10,877)	(8,100)
Services	(2,828)	(2,135)
Total Cost of Revenues	(13,705)	(10,235)
Gross Profit	56,629	45,218

Operating expenses:
Research and development expenses	(6,921)	(4,643)
Sales and marketing expenses	(6,063)	(3,758)
General and administrative expenses	(6,372)	(3,706)
Total Operating Expense	(19,356)	(12,107)

Income from operation	37,273	33,111

Interest income	9,138	2,790
Other (expense) /income	(124)	263
Income before income tax	46,287	36,164
Income tax benefits / (expenses)
Income tax-current	(3,271)	(2,554)
Income tax-deferred	36	212
Net income before minority interest and net loss from equity method investments	43,052	33,822
Minority interest	14	-
Net loss from equity method investments	(4)	(6)
Net income	$43,062	$33,816

Net income per share:
Basic ordinary shares	$0.75	$0.74
Basic preferred shares	-	0.66
Diluted ordinary shares	$0.72	$0.68

Weighted average shares used in computation:
Basic ordinary shares	57,138,985	39,170,004
Basic preferred shares	-	7,389,394
Diluted ordinary shares	60,058,724	42,773,590

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	December 31,	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$202,947	$228,958
Restricted cash	24	706
Deposits with maturity over three months	70,468	17,948
Accounts receivable, net	12,509	6,118
Inventories, net	4,014	2,967
Prepaid expenses and other current assets	2,393	1,254
Amounts due from related parties	-	1,277
Deferred costs-current	326	541
Deferred income taxes - current	201	184
Total current assets	292,882	259,953
Property and equipment, net	1,880	1,379
Intangible assets, net	1,854	1,002
Goodwill	499	467
Long-term investments	437	396
Deferred costs-non-current	338	488
Deferred income taxes - non-current	86	50
Total assets	297,976	263,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,103	485
Accrued expenses and other current liabilities	7,888	4,757
Deferred revenue - current	3,704	4,784
Payable to shareholders	57,210	-
Income tax payable	1,088	722
Total current liabilities	70,993	10,748
Deferred revenue-non-current	957	1,136
Deferred income taxes - non-current	-	-
Total Liabilities	71,950	11,884
Minority interest	1,564	4,000
Shareholders’ equity:
Ordinary shares	29	29
Additional paid-in capital	154,643	224,863
Statutory reserve	10,184	5,688
Accumulated profit	52,910	14,344
Accumulated other comprehensive income	6,696	2,927
Total shareholders’ equity	224,462	247,851

TOTAL LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS’ EQUITY	$297,976	$263,735

Reconciliation of Non-GAAP Measures

Non-GAAP net income excludes certain non-cash expenses, including share-based compensation expenses and amortization related to business acquisitions. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and liquidity by excluding certain non-cash expenses that may not be indicative of our operating performance from a cash perspective. We believe that both management and investors benefit from referring to this additional information in assessing our performance and when planning and forecasting future periods.

	For the three months ended
	December 31,	September 30,	December 31,
	2008	2008	2007

Net Income - GAAP	$12,198	$8,231	$12,870

Share-based compensation	386	116	230
Amortization related to business acquisitions	103	155	97

Net Income - Non-GAAP	$12,687	$8,502	$13,197